1875 K Street, NW Washington, DC 20006 Tel: 202 303 1000 Fax: 202 303 2000

September 1, 2020

VIA EDGAR

Mr. Min S. Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bernstein Fund, Inc. (the “Fund”)
Registration Statement on Form N-14
Securities Act File No. 333-241008

Dear Mr. Oh:

This letter responds to comments with respect to the Fund’s registration statement on Form N-14 (“Registration Statement”), filed with the Securities and Exchange Commission (“SEC”) on August 5, 2020, pursuant to Rule 488 under the Securities Act of 1933 (“Securities Act”). The Registration Statement relates to the proposed reorganizations of the International Portfolio and the Tax-Managed International Portfolio, each a series of Sanford C. Bernstein Fund, Inc., with and into the International Strategic Equities Portfolio, a series of the Fund.

The SEC staff (the “Staff”) provided comments to James W. Hahn and Christine Y. Sun, each of Willkie Farr & Gallagher LLP, on August 26, 2020. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms have the meanings assigned in the Registration Statement unless otherwise defined in this letter.

General

Comment 1: Please provide a comment response letter to the Staff in the form of correspondence prior to the Registration Statement going automatically effective.

Response: The comment response letter will be provided to the Staff as requested.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

Comment 2: In the “Dear Shareholder” letter, please explain what is meant by an “increased investment” in a fund if a Reorganization is approved?

Response: The referenced language was intended to communicate that to the extent that the Reorganizations are approved, shareholders in an Acquired Portfolio that separately have an investment in the Acquiring Portfolio (which is the case for a majority of the shareholders of the Acquiring Portfolio) will have their investment in the Acquiring Portfolio increase as a result of the Reorganizations. The Fund has added clarifying disclosure to that effect in the “Dear Shareholder” letter.

Comment 3: In the “Dear Shareholder” letter, there is a cut-off time listed for voting by telephone, but not for the other methods of voting (i.e., internet or mail). Please consider adding cut-off times for the other methods of voting.

Response: The Fund has removed the cut-off time listed for voting by telephone and added clarifying disclosure in the “Dear Shareholder” letter and on page 63 noting that, regardless of the method of voting, votes will be accepted until the polls close during the Meeting.

Comment 4: In Question and Answer number (“Q&A #”) 2, please make clear in a defined term that the Acquired Portfolios and Acquiring Portfolio are each a “Portfolio” (and together, the “Portfolios”).

Response: The requested change has been made.

Comment 5: In Q&A #3, please explain the reasons that the Manager recommended the Reorganizations.

Response: The Fund respectfully submits that Q&A #3 is intended to provide a short explanation of the purpose of the Reorganization and reasons the Directors found the proposal appropriate and is not intended as a discussion of the reasons underlying the Manager’s recommendations. The Fund notes, however, that Q&A #3 already discloses that the Manager proposed the Plan, in part, to allow shareholders the potential to realize the benefits offered by the larger, combined Acquiring Portfolio and that the Reorganizations will consolidate shareholders’ exposure to international equities into the Acquiring Portfolio, which is expected to better complement the U.S. equity investment by BPWM.

Comment 6: Please explain the legal basis for potentially having shareholders in the same class of an Acquired Portfolio receive different share classes of the Acquiring Portfolio; it appears to the Staff that shareholders from the same share class are being treated differently in the Reorganizations.

Response: The Fund respectfully submits that shareholders of an Acquired Portfolio are simply receiving the share class of the Acquiring Portfolio based on the existing eligibility requirements of the Acquiring Portfolio’s share classes. The Acquiring Portfolio does not offer an International Class. The most comparable class is SCB Class. However, most shareholders who are part of the BPWM platform would be eligible upon their investment to hold Advisor Class shares. Rather than engage in a two-step process of issuing SCB Class shares to these shareholders and then separately contacting each of these shareholders to convert their shares to Advisor Class, the Fund believes it is more efficient and in the best interest of the shareholders to issue Advisor Class shares to eligible shareholders in connection with the Reorganizations. Each shareholder will receive shares of the

Acquiring Portfolio equal to the value of the shares they held in the Acquired Portfolio immediately prior to the Reorganizations. In this respect, no shareholder is being provided with any greater claim or priority over any other shareholder as to the distribution of assets or the payment of any dividend or distribution. A shareholder’s eligibility to hold a particular class is simply being assessed upon closing of the Reorganizations. Moreover, from a practical standpoint, more than 99% of the shareholders in the Acquired Portfolios are private clients of the Manager, a majority of those private clients already hold shares of the Acquiring Portfolio, and approximately 93% of the shareholders in the International Class or Tax-Managed International Class of the applicable Portfolio are expected to receive Advisor Class shares. In effectuating the Reorganizations, the Fund sought to ensure that those shareholders received the same share class of the Acquiring Portfolio that they already own, which, in the Fund’s view, treats existing shareholders in the same share class of the Acquiring Portfolio in the same manner. As a result, the Fund believes that it is permissible for shareholders of the same class of an Acquired Portfolio to potentially receive a different share class of the Acquiring Portfolio.

The Fund also notes that the charters of the Fund and SCB Fund, each of which are Maryland corporations, do not prohibit the issuance of different classes of shares in a reorganization to the holders of the same class based on eligibility criteria applied uniformly to each shareholder.

Comment 7: In Q&A #9, please replace the term “Advisor” with the defined term “Manager.”

Response: The requested change has been made.

Comment 8: In Q&A #9, please make clear whether the transaction costs associated with repositioning the applicable Portfolios referenced in the last sentence are included or separate from the estimated $370,000 in total costs and expenses of the Reorganizations referenced in the first sentence.

Response: The Fund has revised the disclosure to make clear that the anticipated transaction costs to reposition the applicable Portfolios are separate from the total costs and expenses of the Reorganizations.

Comment 9: In Q&A #12, please include a Securities Act file number for any hyperlinked document when available (and do not use a 1940 Act file number when a Securities Act file number is available).

Response: The requested change has been made.

Comment 10: The initial page of the Proxy Statement states that “Class A and Class C shares of the Acquired Portfolios are available to retail investors with a minimum initial investment of $10,000,” and Q&A #5 states that “[e]ach of the SCB Class and Advisor Class of the Acquiring Portfolio have a minimum investment amount of $10,000.” Please be consistent throughout the N-14 and disclose the minimum investment amounts of each Portfolio.

Response: The requested changes have been made.

Comment 11: Please make the chart detailing the share classes to be exchanged by the Acquired Portfolios and the share classes to be received from the Acquiring Portfolio more clear, as it is hard to follow which share class a shareholder of an Acquired Portfolio will receive in connection with a Reorganization.

Response: The Fund respectfully submits that the charts describing the classes to be received in the Reorganizations are clear and concise. Shareholders of the Acquired Portfolios holding Class A or Class C shares will receive SCB Class shares and shareholders holding Class Z shares of the Acquired Portfolios will receive Class Z shares of the Acquiring Portfolio. Shareholders holding International Class shares or Tax-Managed International Class shares will receive SCB Class shares unless they are eligible to hold Advisor Class shares as described in the table. The Fund respectfully submits that no change to the table is required.

Comment 12: On page 1, under “Comparison of the Acquired Portfolios and Acquiring Portfolios,” please also compare the distribution, purchase procedures, exchange rights, and redemption features of the Portfolios.

Response: The requested comparisons have been added.

Comment 13: On page 3, under “Reasons for the Reorganizations,” please provide a more detailed discussion of the Board’s considerations in approving the Reorganizations. As an example, provide additional detail regarding “historical investment performance of the Portfolios.”

Response: The Fund has added additional detail to the discussion of the Board’s considerations as requested.

Comment 14: On page 4, please highlight the following statement: “(Shareholders of Class A or Class C shares of an Acquired Portfolio with an investment amount less than $10,000 at the time of the applicable Reorganization who are not clients of BPWM will receive cash in connection with the applicable Reorganization. This will be a taxable event.)”

Response: The requested change has been made.

Comment 15: On page 4, please clarify why consolidating shareholders’ international equity exposure into the Acquiring Portfolio, which is expected to better complement U.S. equity investment by BPWM, is a benefit for shareholders of the Acquired Portfolios.

Response: The Fund has added clarifying disclosure as requested. The Fund respectfully notes that more than 99% of the shareholders in the Acquired Portfolios are clients of BPWM, so having shareholders’ international equity exposure consolidated into the Acquiring Portfolio, which is a better complement to BPWM’s U.S. equity investment allocation advice, is a benefit to nearly all of the shareholders of the Acquired Portfolios. Moreover, the Fund believes that reorganizing the Acquired Portfolios with the Acquiring Portfolio may (i) increase the returns and (ii) decrease total fund operating expenses borne by current shareholders of each Acquired Portfolio following the Reorganizations due the anticipated lower effective advisory fees and other economies of scale that may be realized by being part of a larger, combined fund, which would be a benefit to shareholders of the Acquired Portfolios.

Comment 16: On page 4, please disclose other possible courses of action to be considered by the Board—in addition to liquidating the applicable Portfolio—if shareholders do not approve the applicable Plan.

Response: The Fund has added clarifying disclosure as requested. If shareholders do not approve the applicable Plan, the Board may consider various alternative courses of action, including liquidation or having the applicable Portfolios continue to operate as separate funds.

Comment 17: Please move the section on “Principal Risks of Investing in the Portfolios” on page 31 to page 4 so that it comes before “Fees and Expenses.”

Response: The requested change has been made.

Comment 18: Starting on page 5 of the “Fees and Expenses” section, please confirm that the fees and expenses listed are the current fees.

Response: The Fund confirms that the Fees and Expenses tables reflect the fees and expenses of the Acquiring Fund and Acquired Funds as of the most recent fiscal year-end as required by Form N-14 and Form N-1A.

Comment 19: At the start of the “Fees and Expenses” section, please provide a brief narrative comparison of the fees and expenses between the Portfolios and the anticipated pro forma fees.

Response: The requested narrative has been added.

Comment 20: After the last sentence on page 25, please provide a brief narrative that highlights the primary differences in the investing strategies between the Acquired Portfolios and the Acquiring Portfolio.

Response: The Fund respectfully notes that the requested narrative is included and can be found in the “Principal Strategies” section beginning on page 24.

Comment 21: The first sentence on page 30 states the following: “Shareholders of Class A or Class C shares of an Acquired Portfolio with an investment amount less than $10,000 at the time of the applicable Reorganization will receive cash in connection with the applicable Reorganization.” First, has the Fund considered (i) giving shareholders that do not currently satisfy the requirement the opportunity to invest additional money to meet the $10,000 threshold; or (ii) waiving the $10,000 requirement. Second, to the extent there are tax implications associated with being cashed out of an Acquired Portfolio, please disclose the tax implications. Third, please provide the legal basis for redeeming existing shareholders of the Class A or Class C shares of an Acquired Portfolio with an investment amount less than $10,000.

Response: The Fund respectfully notes that it has given shareholders that do not currently satisfy the investment minimum requirements the opportunity to invest additional money to meet the $10,000 threshold. In a prospectus supplement applicable to each of the Portfolios, filed with the SEC on July 23, 2020, shareholders were informed of the maintenance minimums, and the supplement disclosed in relevant part that, with respect to Class A and Class C shareholders of the International Portfolio and Class A shares of the Tax-Managed International Portfolio, “if the value of your account is less than $10,000 in a Portfolio, the Manager may, on at least 60 days’ prior written notice, sell your remaining shares in that Portfolio and close your account. Any accounts with less than $10,000 will be redeemed for cash at the time of the Reorganizations. This will be a taxable event.” The prospectus supplement also states that Class A and Class C shareholders who do not currently satisfy the minimum investment requirement have the opportunity to invest additional money to meet the threshold. Moreover, such shareholders would not be redeemed until the applicable Reorganization takes place, which is not expected to occur (if approved) until December 2020 at the earliest, meaning that shareholders have been given approximately six months to increase their investment to meet the $10,000 threshold to the extent they do not want to be redeemed for cash. The

Fund also notes that the Registration Statement makes clear that the cash redemption would be a taxable event, and the supplement highlights—as noted above—that the cash redemption will be a taxable event. Given the disclosure, the notice provided to shareholders to increase their investment to meet the $10,000 investment minimum (to the extent applicable), and the desire to minimize the costs of smaller accounts, the Fund does not anticipate waiving the thresholds for these classes.

The Fund further notes that the Fund and SCB Fund, each of which is a Maryland corporation, are permitted under Maryland law and their charters to establish maintenance minimums on shareholder accounts and have the ability to close accounts so long as notice is provided to shareholders, and the maintenance minimums were approved by the applicable board of directors. Moreover, there are no prohibitions under the 1940 Act that would prevent the Portfolios from redeeming existing shareholder accounts that do not meet the established investment minimums, and the redemption procedures approved by the applicable board are generally in line with Staff guidance. See, e.g., Letter from Alan S. Mostoff, Director, Division of Investment Management, to Robert L. Augenblick, President, Investment Co. Inst. (Mar. 13, 1974). As noted above, through the Registration Statement and prospectus supplement, the Fund believes that sufficient notice has been provided to shareholders to meet the investment minimums prior to the Reorganizations and the minimum is otherwise reasonable.

The Fund also notes, from a practical standpoint, that more than 99% of the shareholders in the Acquired Portfolios are private clients of the Manager. As a result, the impact of the account maintenance minimums on the Class A and Class C shareholders would be applicable to less than 1% of the shareholders of the Acquired Portfolios, and the cash redemptions would apply only to the extent such shareholder had less than $10,000 invested in an Acquired Portfolio.

Comment 22: On page 31, please provide a brief narrative that highlights the primary differences in the principal risks between the Acquired Portfolios and the Acquiring Portfolio.

Response: The requested narrative has been added.

Comment 23: On page 53, in the “Closing” section, please add the language in italics to the following sentence: If the shareholders of an Acquired Portfolio approve the Plan, each Reorganization will take place after various conditions are satisfied by the Portfolios, including the preparation of certain documents and a tax opinion that each Reorganization will qualify as a tax-fee reorganization.” In addition, in the last sentence of the same paragraph, please specify what alternative courses of action will be considered by the Board in the event that shareholders of an Acquired Portfolio do not approve the applicable Plan.

Response: The requested language has been added.

Comment 24: On page 54, in addition to estimated expenses in total dollar values, please also disclose the estimated expenses for each Acquired Portfolio as a percentage of its net asset value.

Response: The Fund notes that the estimated expenses will be approximately 0.01% of each Acquired Portfolio’s net assets and has updated the disclosure accordingly.

Comment 25: On pages 54-55, please make clear whether the percentage of net asset value cited for each Acquired Portfolio is referring to the percentage of the investments sold to reposition the Portfolio or the percentage of realized capital gains per share. It is not clear to the Staff whether the applicable net asset value is referring to repositioning cost or capital gains.

Response: The Fund has added clarifying disclosure that the percentage of net asset value cited for each Acquired Portfolio is referring to the percentage of the investments sold to reposition the applicable Portfolio.

Comment 26: On page 62, in the fourth paragraph of the “Required Vote” section, please clarify the meaning of the following sentence: “Shares held by shareholders (virtually) present in person or represented by proxy at the Meeting will be counted both for the purposes of determining the presence of a quorum.” Will shareholders be counted for another purpose?

Response: The Fund has revised the referenced sentence to delete the word “both,” which removes any ambiguity in the sentence as noted by the Staff.

Comment 27: On page 62, in the “Required Vote” section, the Staff recommends reiterating the voting requirements similar to the disclosure set out on page 2 under “Shareholder Voting.”

Response: The requested change has been made.

Comment 28: On page 62, in the “Required Vote” section, please delete the following sentence: “In the event that sufficient votes to obtain a quorum have not been obtained by each of the Acquired Portfolios, the Acquired Portfolios may request that one or more brokers submit a specific number of broker non-votes necessary in order to obtain the quorum.” In the Staff’s view, if a beneficial owner does not give instructions for a non-routine vote, the broker-dealer does not have authorization to deliver a proxy. See NYSE Rule 452.11.

Response: While not necessarily agreeing with the Staff’s view, the Fund has deleted the sentence consistent with the Staff’s request.

Comment 29: On page 63, consistent with Comment 3, please include cut-off times for voting via internet, phone, or mail.

Response: Consistent with the Fund’s response to Comment 3 above, the Fund has removed all references to a cut-off time for voting and has added clarifying disclosure that votes will be accepted until the polls close during the Meeting.

Comment 30: On page 63, under “Revocation of Proxies,” please clarify that a shareholder may submit a later-dated proxy on the day prior to the Meeting regardless of the method (e.g., internet, phone) that may have been previously used to vote.

Response: The requested change has been made.

Comment 31: On page 63, under “Solicitation of Voting Instructions,” please clarify whether the $59,300 for the International Portfolio and $140,700 for the Tax-Managed International Portfolio referenced are additional costs of the Acquired Portfolio for Computershare’s services or are these estimated costs already included in the total costs of the Reorganizations.

Response: The Fund has added disclosure to clarify the cost of Computershare’s services are included in the anticipated total costs of the Reorganizations.

Comment 32: On Appendix D, under “Ownership of Shares,” please also provide corresponding info for control persons and explain the effect of these control persons on the voting rights of other shareholders.

Response: Disclosure related to control persons has been added to Appendix D as requested.

Comment 33: On page S-2, please reconcile the dates in the table of contents so that they read as of March 31, 2020 consistent with the numbers reflected in the SAI.

Response: The requested change has been made.

Comment 34: On page S-3, please reference the Securities Act file number for any hyperlinked document, and please also cross reference and hyperlink the statement of additional information for the Acquiring Portfolio.

Response: The requested change has been made.

Comment 35: On the Part C, please provide the Securities Act file number for any hyperlinked document to the extent applicable.

Response: The requested change has been made.

Accounting

Comment 36: Please explain whether the automatic redemption of Class A and Class C shareholders with less than $10,000 invested in an Acquired Portfolio prior to the applicable Reorganization is expected to have a material impact on the pro forma expenses currently shown.

Response: The automatic redemption of Class A and Class C shareholders with less than $10,000 invested in an Acquired Portfolio prior to the applicable Reorganization is not expected to have a material impact on the pro forma expenses currently shown.

Comment 37: In the capitalization tables starting on page 57, please add a footnote to any pro forma adjustments due to a share class conversion to explain the net asset adjustment.

Response: As requested, the Fund has added footnotes to the capitalization tables where applicable.

Comment 38: Please add to the table of contents the pro forma combined statement of assets and liabilities appearing on page S-53.

Response: The requested change has been made.

Comment 39: On the pro forma schedules of investments, since there are no adjustments shown, please include a footnote stating that all portfolio holdings would comply with the investment restrictions and/or compliance guidelines of the Acquiring Portfolio.

Response: As requested, the Fund has added a footnote clarifying that all portfolio holdings would comply with the investment restrictions and/or compliance guidelines of the Acquiring Portfolio.

Comment 40: Similar to Comment 37, in the pro forma statements of assets and liabilities, please include a footnote stating the adjustment is due to a share class conversion where applicable.

Response: As requested, the Fund has added footnotes to the pro forma statements of assets and liabilities where applicable.

***

If you have any questions or need further information, please call me at (202) 303-1228 or Jay Spinola at (212) 728-8970.

Sincerely,

/s/ James W. Hahn
James W. Hahn

Enclosures

cc:	Eric Freed, AllianceBernstein L.P.
Nancy E. Hay, AllianceBernstein L.P.
Emilie Wrapp, AllianceBernstein L.P.
P. Jay Spinola, Willkie Farr & Gallagher LLP
Christine Y. Sun, Willkie Farr & Gallagher LLP